Item 77 I
EXHIBIT

On February 5, 2002, the Board of Trustees of Hillview Investment Trust II (the "Trust") approved a vote to commence a new series of shares called the Hillview REMS/Leveraged REIT Fund (the "Fund").
Each share of the Fund represents an interest in the Fund proportionately equal to the interest of each other share. Voting rights are not cumulative. All shares of the Fund are fully paid and non-assessable and have no preemptive or conversion rights. The Board of Trustees may create additional classes of shares in the future, with the separate rights and liabilities.
Under Delaware statutory trust law, shareholders of the Fund could, under certain circumstances, be held personally liable for the obligations of the Fund or the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust or the Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued by the board members or by any officers or officer by or on behalf of the Trust or the Fund, the board members or any of them in connection with the Trust. The Declaration of Trust provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of that Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility that Hillview believes is remote and not material. Upon payment of any liability incurred by a shareholder solely by reason of being or having been a shareholder, the shareholder paying such liability would be entitled to reimbursement from the general assets of the applicable Fund. The board members intend to conduct the Fund's operations in such a way as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.
Shareholders of the Fund are entitled to one vote for each full share held and fractional votes for fractional shares held. Voting rights are not cumulative and, as a result, the holders of more than 50% of all the shares of the Fund (or the Trust, which has more than one series) may elect all of the board members of that Fund or the Trust. The shares of the Fund will be voted together, except that the shares of each series of the Trust will be voted separately when a vote of only the series of the Trust is required by law.